Item 77D

Scudder Massachusetts Tax-Free Fund, a series of SCUDDER STATE TAX-FREE TRUST

Scudder Massachusetts Tax-Free Fund, a series of Scudder State Tax-Free Trust, changed its name-related investment policy. Prior to July 31, 2002, the Fund's policy stated that the fund pursues its goal by investing at 80% of net assets in Massachusetts municipal securities. The policy was revised as follows: The fund invests at least 80% of net assets, plus the amount of any borrowings for investment purposes, in Massachusetts municipal securities.